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Exhibit 10.16

[ON ASSIGNMENT LETTERHEAD]

June 18, 2001

Joe Peterson MD, FACEP
9202 White Chimney Lane
Great Falls, Virginia 22066

Dear Joe:

        On behalf of the Board of Directors of On Assignment, Inc., I am pleased to extend you this offer to become the next Chief Executive Officer of the Company, effective 60 days from your start date. You would serve as Executive Vice President, Business Development during this 60 day transition period. We are all very excited at the prospect of you leading the Company through its next phase of success.

        Your signature at the end of this letter will ratify your understanding and acceptance of the terms of this offer. We understand that you will be joining us no later than July 9, 2001 and hopefully earlier.

        With my apologies for the necessarily somewhat formal wording that follows, these are the financial terms of our agreement:

1)    Base Salary

        Your annualized base salary will be $275,000. Your annualized base salary will be reviewed at the end of each year in conjunction with establishing a performance based incentive compensation plan for the next calendar year. Although certain components of your compensation are expressed as annualized amounts, your gross compensation per two-week pay period will be determined by dividing the annualized amounts by 26. Salary will be pro-rated to reflect the actual beginning and ending dates of employment as necessary.

        If your employment is terminated by On Assignment without cause within 18 months of your start date, your bi-weekly salary (and related benefits) will continue to be paid for 12 months from your date of termination. In the event of change of control, this 12-month provision would terminate and would be replaced by our existing "Change in Control Severance Plan". Under this plan, following an acquisition of the Company, the Chief Executive Officer receives lump sum payments of 18 months salary and his target bonus in the event of his termination without cause or his voluntary termination following a reduction in compensation, a relocation of more than 35 miles in his place of employment or a change in position which would materially reduce his level of authority or responsibility. A copy of the full plan is being provided to you concurrently herewith.

2)    Incentive Compensation Plan

        You will be eligible to earn 50% of your earned base salary as incentive compensation if performance targets are achieved. Your incentive program will be based on the financial and operating performance of the Company and other goals as set by the Board of Directors in consultation with you. Your 2001 incentive compensation will be paid as described below.

Payment of Incentive Compensation

        Incentive compensation will be paid on an annual basis, not later than January 15th, following year-end. Even though you are joining us mid-year, in lieu of any pro-ration of your bonus, for the year 2001 you are guaranteed a bonus of $100,000. You must be employed on December 31st to be eligible to receive any bonus or incentive payments for the applicable year.

3)    Stock Options

        You will be granted on your start date an option to purchase 200,000 shares of On Assignment Common Stock in accordance with the Company's stock option plan. Such option will be subject to all of the terms and conditions of the Company's 1987 Restated Stock Option Plan, including the vesting over a four year period, such that 25% of the options vest after one year from your start date, with the remainder vesting in monthly installments during the 36 successive months of service thereafter. We are enclosing a copy of the Plan and our standard form of Stock Option Agreement.

4)    Employee Stock Purchase Plan ("ESPP")

        After one year of service as a regular employee, you will be eligible for the next (March or September) enrollment opportunity to participate in the Company's ESPP. This plan allows you to purchase On Assignment common stock through payroll deductions of up to 10% of your base salary and at a price which reflects a 15% discount from the lower of the beginning or ending price for the six month purchase period.

5)    Car Allowance

        A car allowance is provided to cover the costs of operating your personal automobile while carrying out your job related responsibilities within your normal geographic area of coverage. This eliminates the need to account for mileage in the normal course of conducting your business. Approved travel outside of your normal area will be reimbursed at the rate of 32 cents per mile. Your annualized auto allowance is $6,000, paid on a bi-weekly basis.

6)    Cell Phone Expense Reimbursement

        You will be provided with a cell phone and cellular service which will be paid for by the Company. You agree to reimburse the Company for any extensive personal calls unrelated to or not arising from the conduct of the Company's business.

7)    Group Medical, Dental, Life & Disability Insurance

        On Assignment provides you with a complete package of health and other insurance benefits. The Company pays over 70% of the premium for medical and dental insurance and 100% of the premium for life and long-term disability insurance. Eligibility is the first of the month following a 30-day waiting period. Your eligibility waiting period will be waived and benefits will be effective as of your start date. You will receive your benefit package with complete details on the plans shortly.

8)    Personal Time Off

        On Assignment provides 8 paid holidays. You will have 20 PTO (paid time off days) to be used for vacation, personal, medical or other reasons. All other personal time off will be subject to tests of reasonableness and practicality in relation to the performance of your duties.

9)    Deferred Compensation Plan

        On Assignment, Inc. has a Non-qualified Defined Compensation Plan, which will allow you through payroll deductions to make a pre-tax deferral of up to 100 percent of base salary and 100 percent of incentive compensation. The plan offers a variety of investment vehicles for these deferred funds. You will receive more information prior to your start date.

10)  Section 125 "Cafeteria" Plan

        You are also able to participate in the Company's Section 125 "Cafeteria" Plan which allows you to make contributions on a pre-tax basis for health insurance premiums, out-of-pocket medical expenses and child/dependent care expenses.

11)  Relocation Expense Reimbursement

        You will either be reimbursed for, or On Assignment will pay directly on your behalf, reasonable and customary expenses as follows subject to approval by our CFO Ron Rudolph: 1) Closing costs, including real estate agent fees, in connection with the sale of your Great Falls, Virginia residence and your purchase of a new home in California, not including points; 2) Moving costs from Virginia, including up to two automobiles; 3) Temporary accommodations near On Assignment's Calabasas, CA headquarters for up to 60 days from your start date; 4) On Assignment will provide a monthly housing allowance representing the mortgage interest expense on the price differential (purchase price of California residence less selling price on Virginia residence) up to a maximum differential of $750,000 for a period of 24 months commencing with date of closing of your purchase of the California residence purchase.

12)  Employment At-Will

        Employment with the Company is not for a specific term and can be terminated by yourself or the Company at any time for any reason with or without cause or advance notice. Any contrary representations which may have been made or which may be made to you are superseded by this offer. This is the full and complete agreement between you and the Company regarding your at-will employment. Your at-will employment relationship may only be changed in an express written document signed by you and a senior officer of the Company who has been authorized to sign the document by the Board. Your employment pursuant to this offer is contingent on your executing the enclosed Proprietary Information and Inventions Agreement. Your employment is also contingent upon the satisfactory conclusion of the Company's pre-employment drug testing and credit, criminal and motor vehicle investigation.

        This letter sets forth the terms of your employment with us and supersedes any prior representations or agreements, whether written or oral. Any such changes to this agreement may only be made in writing and must be approved by the Company's Board of Directors. A duplicate original of this offer and the Proprietary Information and Inventions Agreement is enclosed for your records

        Joe, I am most eager to bring this process to fruition and to get the chance to work with you during the transition. Toward that end, please sign below and return a copy of this letter and the executed Proprietary Information and Inventions Agreement directly to me by Friday, June 22.

Very truly yours,

/S/ H. TOM BUELTER

H. Tom Buelter
Chairman & CEO

I HAVE READ AND ACCEPT THIS EMPLOYMENT OFFER:

/s/ JOE PETERSON Joe Peterson	6/20/2001 Date

Section 11 of the Joe Peterson offer letter dated June 18, 2001 is modified as indicated below to increase the housing allowance differential from $750,000 to $850,000:

Relocation Expense Reimbursement

        You will either be reimbursed for, or On Assignment will pay directly on your behalf, reasonable and customary expenses as follows subject to approval by our CFO Ron Rudolph: 1) Closing costs, including real estate agent fees, in connection with the sale of your Great Falls, Virginia residence and your purchase of a new home in California, not including points; 2) Moving costs from Virginia, including up to two automobiles; 3) Temporary accommodations near On Assignment's Calabasas, CA headquarters for up to 60 days from your start date; 4) On Assignment will provide a monthly housing allowance representing the mortgage interest expense on the price differential (purchase price of California residence less selling price on Virginia residence) up to a maximum differential of $850,000 for a period of 24 months commencing with date of closing of your purchase of the California residence purchase.

/s/ JONATHAN S. HOLMAN Jonathan Holman, Chairman, Compensation Committee On Assignment, Inc. Board of Directors	November 1, 2001

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Exhibit 10.16